CMA Muni-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Period Ending: 09/30/2000

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended September 30, 2000.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/13/2000	$ 5,200	Wake County North Carolina	3.30%	06/15/2014
05/12/2000	1,000	Wake County North Carolina	4.95	06/15/2014
06/13/2000	2,900	Wake County North Carolina	4.25	06/15/2014
06/27/2000	3,700	Wake County North Carolina	4.90	06/15/2014
07/28/2000	2,950	Wake County North Carolina	4.30	06/15/2014
08/01/2000	13,000	North Carolina Medical Care	4.30	06/01/2030
09/12/2000	2,000	North Carolina Medical Care	3.95	06/01/2030
09/15/2000	3,800	North Carolina Medical Care	4.15	06/01/2030

Last Updated on 11/28/2000
By Win95 User